

07005146

UNITED STATES
[illegible] AND EXCHANGE COMMISSION
[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29005

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 27 2007
WASH, D.C.
185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6019 Fincham Drive
(No. and Street)

Rockford (City) IL (State) 61108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates 815/399-2137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste. 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


OFFICIAL SEAL
JAMES T CAIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/27/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2007 and 2006

INDEX

	Page
Facing Page - Annual Audited Report, Form X-17a-5, Part III	2
Oath of Affirmation	3
Report of Independent Accountants	4
Financial Statements:	
Statements of Financial Condition	5
Statements of Income	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9-10
Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	11
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission:	
Schedule I - Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission	12-13
Schedule II - Summary of Audit Adjustments to Computation of Net Capital Requirement	14
Schedule III - Computation for Determination of Reserve Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule IV - Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission	16
Report of Independent Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	17-18

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
March 15, 2007

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT:		
Cash and cash equivalents	$ 5 639	$ 39 469
Commissions receivable	16 195	40 994
Marketable securities, at market	51 924	41 067
Due from affiliates	9 851	23 437
TOTAL ASSETS	83 609	144 967

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 2 838	$ 10 929
Payroll taxes	1 894	1 255
Profit sharing (Note 4)	4 625	5 096
Income taxes payable	1 827	3 193
Deferred income taxes (Note 1)	-	11 590
TOTAL LIABILITIES	11 184	32 063
STOCKHOLDER'S EQUITY (Note 2)		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	50 725	91 204
TOTAL STOCKHOLDER'S EQUITY	72 425	112 904
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 83 609	$ 144 967

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF INCOME (LOSS)
for the years ended January 31, 2007 and 2006

	2007	2006
REVENUE:		
Commissions	$1 943 577	$2 038 998
Investment income	915	469
Income on investment: Unrealized	5 966	7 091
	1 950 458	2 046 558
EXPENSES:		
Salaries and commissions	518 890	500 378
Fees and reimbursement of expenses to affiliates (Note 3)	1 445 586	1 510 648
Insurance	653	1 880
Payroll taxes	8 238	6 898
Bank charges	151	319
Professional fees	3 975	750
Profit-sharing (Note 4)	3 680	5 096
Regulatory fees	21 354	19 599
Miscellaneous	-	109
	2 002 527	2 045 677
Income (loss) before income taxes	(52,069)	881
Income tax benefit (Notes 5 and 6)	11 590	980
NET INCOME (LOSS)	$ (40 479)	$ 1 861

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended January 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2005	$ 3 600	$ 18 100	$ 89 343	$ 111 043
Net income	-	-	1 861	1 861
Balance, January 31, 2006	3 600	18 100	91 204	112 904
Net loss	-	-	(40 479)	(40 479)
Balance, January 31, 2007	$ 3 600	$ 18 100	$ 50 725	$ 72 425

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (40 479)	$ 1 861
Adjustments to reconcile net income to net cash provided by operating activities:		
Commissions receivable	24 799	29 086
Marketable securities	(10 857)	(7 337)
Due to/from affiliates	13 586	(13 352)
Accrued expenses	(7 923)	(7 086)
Income taxes	(12 956)	(147)
Total adjustments	6 649	1 164
NET INCREASE (DECREASE) IN CASH	(33 830)	3 025
CASH AND CASH EQUIVALENTS, beginning of year	39 469	36 444
CASH AND CASH EQUIVALENTS, end of year	$ 5 639	$ 39 469

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to First Clearing, LLC and Southwest Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from First Clearing, LLC and Southwest Securities, Inc., and other companies for whom the Company has sold annuities or mutual funds.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation
Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Deferred income taxes
Deferred income taxes result from timing differences created by the use of the accrual method for financial reporting purposes and the cash basis for income tax purposes. Deferred income taxes have been offset by a net operating loss carryforward (Note 6) and will be reinstated once the net operating loss carryforward has been utilized.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2007 and 2006, was $51,135 and $72,067, respectively, and aggregate indebtedness was $11,184 and $32,063, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2007 and 2006, was .22 to 1 and .44 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee (which includes an additional $50,000 one-time fee for compliance services) totaled $1,445,586 and $1,510,648 for the years ended January 31, 2007 and 2006, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 4 - PROFIT SHARING PLAN

The Company has a profit sharing plan which covers all employees who meet the plan's eligibility requirements.

A feature of the profit sharing plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company matching contribution.

Profit sharing expense was $3,680 and $5,096 for the years ended January 31, 2007 and 2006, respectively.

NOTE 5 - INCOME TAXES

The Company's income tax expense in 2007 and 2006 consists of the following:

	2007	2006
Taxes currently payable (refundable)	$ -	$ (980)
Deferred taxes	(11 590)	-
Income tax benefit	$(11 590)	$ (980)

NOTE 6 - NET OPERATING LOSS CARRYFORWARD

At January 31, 2007, the Company has a net operating loss carryforward of approximately $41,500 available to offset future taxable income. The carryforward expires in 2027.

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2007 and 2006, and have issued our report thereon dated March 14, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
March 15, 2007

SCHEDULE I

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 72 425
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	72 425
Deduct non-allowable assets:	
Aged commissions receivable, net of related commissions payable	(5 030)
Due from affiliates	(9 851)
	(14 881)
Net capital before haircuts on securities position	57 544
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)	(6 409)
NET CAPITAL	$ 51 135

SCHEDULE I
Continued

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2007

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5 000
Excess net capital	$ 46 135
Excess net capital at 1000% (net cap-10% of AI)	$ 50 017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 11 184
Percentage of aggregate indebtedness to net capital	21.87%

SCHEDULE II

BATES SECURITIES, INC.
SUMMARY OF AUDIT ADJUSTMENTS TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2007

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 39 398
Audit adjustment:	
Due from affilates	147
Income taxes	11 590
Net capital as currently reported on Schedule I	$ 51 135

BATES SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2007

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc., and promptly transmits all customer funds and securities, to either each mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc. which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2007

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc., and promptly transmits all customer funds and securities, to either each mutual fund or insurance companies the Company has proper selling agreements with or with David A. Noyes & Company or Southwest Securities, Inc. which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2007. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
March 15, 2007

END